UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38893

Golden Nugget Online Gaming, Inc.*

(Exact name of Issuer as specified in its charter)

1510 West Loop South

Houston, Texas 77027

713-850-1010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

* On May 5, 2022, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 9, 2021, by and among Golden Nugget Online Gaming, Inc., a Delaware corporation (the “Company”), DraftKings Inc., a Nevada corporation (“Old DraftKings”), New Duke Holdco, Inc., a Nevada corporation (“New DraftKings”), Duke Merger Sub, Inc., a Nevada corporation (“DraftKings Merger Sub”), and Gulf Merger Sub, Inc., a Delaware corporation (“GNOG Merger Sub”), (i) DraftKings Merger Sub merged with and into Old DraftKings, with Old DraftKings surviving such merger as a direct wholly owned subsidiary of New DraftKings (the “DraftKings Merger”), and (ii) GNOG Merger Sub merged with and into the Company, with the Company surviving such merger as a direct wholly owned subsidiary of New DraftKings (together with the DraftKings Merger, the “Mergers”). On May 5, 2022, upon the consummation of the Mergers, Old DraftKings was renamed “DraftKings Holdings Inc.”, and New DraftKings was renamed “DraftKings Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Golden Nugget Online Gaming, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 16, 2022	By:	/s/ R. Stanton Dodge
		Name:	R. Stanton Dodge
		Title:	Secretary